UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 23, 2024 (December 19, 2024)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

Special Meeting of Debentureholders

On December 19, 2024, the holders (the "Debentureholders") of 5.0% secured convertible debentures (the "Debentures") of Starfighters Space, Inc. (the "Company") held a special meeting (the "Meeting") at which the Debentureholders adopted an extraordinary resolution (the "Debenture Amendment Resolution") approving the following amendments (the "Debenture Amendments") to the Secured Convertible Debenture Indenture, dated February 24, 2023 (the "Indenture"): (a) the maturity date (the "Maturity Date") of the initial Debentures has been extended from February 24, 2025 to December 31, 2025; (b) the interest rate that the Debentures will bear between February 25, 2025 and the Maturity Date has been increased from 5.0% per annum to 8.0% per annum; and (c) the definition of "IPO Price" has been amended and a definition has been added for the term "Going Pubic Transaction" for the purpose of clarifying that the Company may complete a public listing not only by way of an initial public offering of securities of the Company but also by way of a merger, business combination, amalgamation, arrangement, share exchange, reverse-takeover, capital pool transaction or any similar transaction resulting in the securities of the Company, or common shares of another issuer exchanged therefor, being listed on a recognized stock exchange in the United States.

The Debenture Amendment Resolution was approved by Debentureholders representing not less than 66⅔% of the aggregate principal amount of the Debentures present or represented by proxy at the Meeting and voted upon on a poll. On December 19, 2024, the Company and Computershare Trust Company of Canada, acting as trustee, entered into a first supplemental convertible debenture indenture (the "Supplemental Indenture") to the Indenture to document the Debenture Amendments.

The foregoing description of the terms of the Supplemental Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Supplemental Indenture, which is included as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit	Description
6.1	First Supplemental Convertible Debenture Indenture, dated December 19, 2024, between Starfighters Space, Inc. and Computershare Trust Company of Canada

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: December 23, 2024	By:	/s/ Dave Whitney
David Whitney Chief Financial Officer